SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

November 18, 2002

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

         [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

SIGNATURES

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V.
(Registrant)

	By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: November 18, 2002.

www.grupoelektra.com.mx

Fitch Ratings Grants “A-(mex)” y “F2(mex)” Ratings
to Banco Azteca’s Counterparty Risk

         Mexico City, November 18, 2002 — Grupo Elektra S.A. de C.V. (NYSE: EKT; BMV: ELEKTRA*), Latin America’s largest specialty retailer and consumer finance company, announced today that Fitch Ratings granted the domestic ratings of ‘A-(mex)’ [A minus] y ‘F2(mex)’ [Two] to the Long and Short-Term Counterparty Risk, respectively, of Banco Azteca, S.A. These Counterparty Risk ratings are an opinion about Banco Azteca ´s capabilities to meet the obligations derived from its operation. Furthermore, these ratings were also granted to the credit quality of the funding instruments denominated Certificates of Deposit and Promisory Notes.

         “Even though Banco Azteca is a recently formed Institution, the ratings reflect the high expertise of its administration, and that of the related companies dedicated to consumer credit in its target market. Fitch Rating executives mentioned that Banco Azteca has more flexibility in terms of products and funding sources that those obtained through Grupo Elektra’s credit division”, mentiones Fitch Ratings executives. They also mentiones that: “Both Grupo Elektra in the recent past and now Banco Azteca have made significant investments in technology and telecomunications infrastructure which has allowed a strict control in the granting of credit and collection operations. Banco Azteca has focused its attention in the update, capacity and security of the systems, and in adding those that are specific requirements for banking institutions.”

         Carlos Septién, General Manager of Banco Azteca, expressed his opinion on the rating: “We feel very pleased with the rating and the process carried out by Fitch Ratings for the evaluation of our risk as a Banking Institution. Banco Azteca has absorbed and reinforced the rigorous processes of portfolio generation, administration and collection with the objective of maintaining the high quality standards and portfolio productivity (yield) while at the same time fully complying with all the regulatory requirements applicable to credit institutions. The effectiveness of the credit granting process is also due in great part to the experience of the field personnel (credit and collection officers, supervisors, regional managers, etc.) all of which are now part of the operative group in Banco Azteca. We have also incorporated personnel from administrative areas with extensive experience in finance and banking activities with the support of a very well developed network.”

We invite you to visit our award winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America’s leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. The Group operates almost 900 stores in Mexico, Guatemala, Honduras and Peru, as well as its virtual stores, offering household appliances. Financial services include consumer credit, money transfers, extended warranties, savings accounts and used car loans.

Investor and Press Inquiries:

Esteban Galíndez, CFA Director of Investor Relations Grupo Elektra, S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 egalindez@elektra.com.mx	Bernardo Bouffier Manager of Investor Relations Grupo Elektra S.A. de C.V, Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 bbouffier@elektra.com.mx